

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

<u>Via E-Mail</u>
Daryl J. Carlough
Interim Chief Financial Officer
Gain Capital Holdings, Inc.
135 Route 202/206
Bedminster, New Jersey 07921

> **Re:** **Gain Capital Holdings, Inc.**
> **Form 10-K**
> **Filed March 15, 2012**
> **File No. 001-35008**

Dear Mr. Carlough:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition, page 39</u>

<u>Non-GAAP Financial Metrics, page 42</u>

1) Please revise future filings to disclose the reason why you have added back purchased intangible amortization, net of tax to arrive at adjusted net income. Please provide us an example of your proposed disclosure. Please refer to Item 10(e) of Regulation S-K.

<u>Liquidity and Capital Resources, page 54</u>

2) We note your disclosure that nearly all of your funds are generated by your operating subsidiaries and you have historically accessed these funds through receipt of dividends

to finance liquidity and capital needs. We further note on page F-28 that undistributed earnings of your foreign subsidiaries indefinitely invested outside of the United States approximated $24 million and that no provision has been made for foreign taxes associated with these earnings. In future filings, please enhance your liquidity disclosures to address your undistributed earnings that are indefinitely invested outside the United States. Additionally, please discuss the potential tax impact of repatriating funds if the Company were to require more capital in the United States. In addition, disclose the amount of cash held by foreign subsidiaries. Please provide us an example of your proposed disclosure. Please refer to Item 303(A)(I) of Regulation S-K and Section IV of our Release 33-8350.

Form 10-Q for the quarterly period ended September 30, 2012

Financial Statements

Condensed Consolidated Balance Sheet, page 3

3) It appears that Cash and cash equivalents held for customers includes unrealized gains or losses arising from open positions. Please tell us how you determined it was appropriate to include these unrealized gains or losses within this balance. Additionally, please tell us if you are netting the unrealized gains and losses on open positions, and if so, please tell us how you determined it was appropriate to net these amounts. Within your response, please reference the authoritative accounting literature relied upon.

Notes to Condensed Consolidated Financial Statements

Note 1. Description of Business and Basis of Presentation

Basis of Presentation and Principles of Consolidation, page 7

4) Please tell us how you determined that the adjustments to Cash and cash equivalents and Cash and cash equivalents held for customers were not material to any previously filed financial statements.

Note 8. Share Based Compensation, page 13

5) We note that the Company made aggregate dividend payments of $5.2 million in March, June and September 2012 and that the dividend yield as disclosed was zero for stock options granted. Please provide your analysis as to why the dividend yield should remain as zero for the new option grants.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

6) We note your table detailing your available liquidity as of September 30, 2012. Please expand your disclosure in future filings to disclose how long it would take you to liquidate your short term investments and your receivables from banks and brokers. Please provide us with an example of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant